VF 12-11-03

AH 12-9-2003

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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03052782

ANNUAL ~~AUDITED~~ REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-13657


PROCESSING
NOV 28 2003
187
SECTION

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING October 1, 2002 AND ENDING September 30, 2003

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER

Howe Barnes Investments, Inc.

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

135 South LaSalle Street, Suite 1500
(No. and Street)

Chicago	Illinois	60603
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David E. Lakowski (312) 655-3000
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGLADREY & PULLEN, LLP
(Name - *if individual, state last, first, middle name*)

30 South Wacker Drive	Chicago	Illinois	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 23 2003
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

12/16

OATH OR AFFIRMATION

I, **David E. Lakowski,** swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Howe Barnes Investments, Inc.** as of **September 30, 2003,** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.



Signature

Chief Financial Officer
Title


"OFFICIAL SEAL"
DENNIS J. CYRWUS
Notary Public, State of Illinois
My Commission Expires 08/19/05



Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

McGladrey & Pullen

Certified Public Accountants

Independent Auditor's Report

To the Board of Directors
Howe Barnes Investments, Inc.
Chicago, Illinois

We have audited the accompanying statement of financial condition of Howe Barnes Investments, Inc. as of September 30, 2003, and the related statements of operations, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Howe Barnes Investments, Inc. as of September 30, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McGladrey & Pullen, LLP

Chicago, Illinois
November 4, 2003

Howe Barnes Investments, Inc.

Statement Of Financial Condition
September 30, 2003

Assets

Cash	$	273,015
Cash at clearing broker		2,173,534
Cash segregated under federal and other regulations		90,720
Deposits with clearing organizations		206,504
Receivables from broker-dealers and clearing organizations		1,518,627
Securities owned, at market value		12,811,492
Exchange memberships, at cost (market value $26,000)		28,000
Furniture, equipment and leasehold improvements, less accumulated depreciation and amortization $811,161		227,301
Deferred tax asset		228,000
Other assets		2,012,337
Total assets	$	19,569,530

Liabilities And Stockholders' Equity

Payables:		
Broker-dealers and clearing organizations	$	6,506,373
Customers		3,735
Securities sold, not yet purchased, at market value		932,320
Current income tax liabilities		1,579,000
Accounts payable and accrued expenses		2,650,799
Total liabilities		11,672,227
Stockholders' Equity		
Common stock, $50 par value; authorized 600 shares; issued 470 shares; outstanding 345 shares		23,500
Additional paid-in capital		2,303,787
Retained earnings		7,951,020
Less stock in treasury, at cost (125 shares common stock)		(2,381,004)
		7,897,303
Total liabilities and stockholders' equity	$	19,569,530

The accompanying notes are an integral part of these financial statements.

Note 1. Nature of Business and Significant Accounting Policies

Howe Barnes Investments, Inc. (Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the National Association of Securities Dealers, Inc. and is a member of the Chicago Stock Exchange. The Company's customer securities transactions are cleared through other broker-dealers on a fully disclosed basis. The Company also participates in securities underwritings.

Significant accounting policies are as follows.

Accounting estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition: Commissions and related clearing expenses are recorded on a trade-date basis. Securities transactions and related revenue and expenses are recorded on a trade-date basis. Securities owned and securities sold, not yet purchased, are recorded at market value, and securities not readily marketable, at cost. Underwriting and investment banking revenue are recognized as earned.

Furniture, equipment and leasehold improvements: Furniture and equipment are recorded at cost and depreciated on a straight-line basis over the estimated useful lives of the assets. Leasehold improvements are amortized on a straight-line basis over the lease term.

Income taxes: Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Exchange Memberships: Exchange memberships are recorded at cost or, if an other than temporary impairment in value has occurred, at a value that reflects management's estimate of the impairment.

Note 2. Sale of Correspondent Business

On October 22, 2002, the Company entered into an asset purchase agreement with First Clearing Corporation (FCC). Pursuant to the agreement, the Company agreed to enlist FCC to provide the Company with exclusive, fully-disclosed clearing services and to sell to FCC certain assets of the Company related to the provision of fully-disclosed clearing services to the correspondent firms the Company currently serviced. The Company realized a net gain before taxes on the sale of $724,375 which is included in other income. The Company may also receive a subsequent cash payment, if any, equal to a percentage of the gross revenues earned by FCC from the converted correspondent firms during the 12 month period following the closing date of this transaction. In connection with this transaction, the Company entered a five-year clearing agreement with FCC, under which FCC will provide clearing, execution and other services related to the securities business to the Company.

Note 3. Securities Lending Activities

Securities borrowed and securities loaned transactions are generally reported as collateralized financing and are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash collateral with the lender. With respect to securities loaned, the Company receives collateral in the form of cash in an amount generally in excess of the market value of securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary.

Note 4. Assets Segregated Under Federal and Other Regulations

At September 30, 2003, cash segregated under federal and other regulations included in the statement of financial condition were $90,720.

These assets are segregated under rule 15c3-3 of the Securities Exchange Act in a special reserve bank account for the exclusive benefit of customers. Accounts receivable from and payable to customers include amounts due on cash and margin securities transactions. Securities owned by customers and held as collateral for receivables are not reflected in the financial statements.

Note 5. Receivables From and Payables to Broker-Dealers and Clearing Organizations

Amounts receivable from and payable to broker-dealers and clearing organizations at September 30, 2003, consist of the following:

	Receivable	Payable
Securities borrowed/loaned	$ -	$ 1,135
Fails to deliver/receive	3,060	22,550
Clearing broker	1,515,567	6,482,688
	$ 1,518,627	$ 6,506,373

Note 6. Securities Owned and Securities Sold, Not Yet Purchased

The securities and other financial instruments held by the Company are reported in the statement of financial condition at market or fair value, or at carrying amounts which approximate fair value because of the short maturity of the instruments. Unrealized gains and losses on these positions are reflected in the statement of operations.

Securities owned and securities sold, not yet purchased at September 30, 2003, consist of:

	Owned	Sold, Not Yet Purchased
State and municipal government obligations	$ 7,515,400	$ -
Corporate obligations	294,400	-
Stocks and warrants	5,001,692	932,320
	$ 12,811,492	$ 932,320

Note 7. Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements at September 30, 2003, consist of:

	Furniture and Equipment	Leasehold Improvements	Total
Furniture and equipment	$ 915,168	$ -	$ 915,168
Leasehold improvements	-	123,294	123,294
Accumulated depreciation and amortization	(728,390)	(82,771)	(811,161)
	$ 186,778	$ 40,523	$ 227,301

Depreciation and amortization expense for the year ended September 30, 2003, amounted to $184,734

Note 8. Stockholders' Equity

In May 2003, pursuant to an amended and restated resolution of the Board of Directors, the Company's Board of Directors initiated a reverse stock split transaction and replacement of the Class A Preferred Shares with Class 1 Preferred Stock. Both of the transactions were approved by the stockholders of the Company. The reverse stock split resulted in the exchange of all outstanding shares of voting common stock at a rate of 1 for 500 and the restatement of the par value of the common stock to $50. Fractional shares were not issued as a result of the reverse stock split and, therefore, the Company purchased those common shares representing fractional interests for $727,467.

The Company's restated Certificate of Incorporation was amended to replace the Company's Class A Preferred Shares with Class 1 Preferred Stock. The Class 1 Preferred Stock has a $100 par value and 1,000 shares are authorized. There are no Class 1 Preferred Stock shares issued or outstanding as of September 30, 2003. The designations, voting rights and other rights and preferences and restrictions of the Class 1 Preferred Stock are to be established by the Board of Directors from time to time.

The Company maintains the right of first refusal to purchase issued shares of preferred and common stock from stockholders for a period of 90 days from notification of intent to sell. Upon death or incompetence, the Company may be required to purchase stock from the holders thereof at a price as defined in the Certificate of Incorporation.

Note 9. Defined Contribution Benefit Plan

The Company has a defined contribution benefit plan (Profit Sharing Plan) covering substantially all of its employees. The Company matches employee contributions and may also make discretionary contributions to the Profit Sharing Plan. The Company made matching contributions of approximately $264,000 and no discretionary contributions to the Profit Sharing Plan for the year ended September 30, 2003.

Note 10. Stock-Based Compensation Plans

Stock Purchase Plan

The Company had a qualified, non-compensatory employee stock purchase plan (Stock Purchase Plan) covering substantially all of its employees with the exception of stockholders owning 5% or greater of the voting common shares of the Company. Under the terms of the Stock Purchase Plan, employees make elections for the purchase of Company common stock at a discount from adjusted book value. Under this plan 1,877 shares were issued during 2003. The plan was terminated during 2003.

Stock Option Plan

In 1998, the Company adopted a stock option plan (Stock Option Plan) pursuant to which the Company's Board of Directors may grant stock options to officers and key employees. The Stock Option Plan authorizes grants of options to purchase up to 50,000 shares of authorized but unissued common stock or treasury stock. Stock options are granted with an exercise price equal to the stock's fair market value at the date of grant. All stock options have ten-year terms and vest and become fully exercisable after five years from the date of grant.

Note 10. Stock-Based Compensation Plans (continued)

The Company accounts for stock-based employee compensation in accordance with the provisions of APB Opinion No. 25, *Accounting for Stock Issued to Employees*, and related interpretation as permitted by SFAS No. 123, *Accounting for Stock-Based Compensation*; accordingly, no compensation cost has been recognized for the stock option plan in the financial statements. Had the Company determined compensation cost based on the fair value of awards at the date of grant under SFAS No. 123, the Company's compensation cost would have been negligible.

In January 2003, the Company's Board of Directors voted to terminate the Stock Option Plan. As a result of the termination of the Stock Option Plan, no future stock options will be granted. There were no shares granted or exercised during 2003.

Stock option activity during the period is as follows:

	Number of Shares	Weighted-Average Exercise Price
Balance at September 30, 2002	17,950	$ 34.80
Granted	-	-
Exercised	-	-
Forfeited	(2,600)	33.40
Expired	-	-
Adjustment applicable to reverse stock split (500 to 1 common shares)	(15,319)	17,587.00
Balance at September 30, 2003	31	$ 17,587.00

At September 30, 2003, the remaining contractual life of outstanding options was 6-1/2 years.

Note 11. Self-Insurance

The Company has elected to self-insure a portion of its employee health insurance costs for all full-time employees. The Company maintains stop-loss insurance which limits its exposure to the first $70,000 per year of benefits provided to participants with an aggregate stop-loss insurance of approximately $1,000,000 per such participant's lifetime.

Note 12. Sale of Exchange Memberships

On September 25, 2003, the Company sold its membership in the New York Stock Exchange resulting in a gain on the sale of $1,556,000. The carrying value of the exchange membership was $444,000 on September 25, 2003.

In November 2003, the Company sold its membership in the Chicago Stock Exchange. The carrying value of the exchange membership was $28,000 on September 30, 2003.

Note 13. Income Taxes

The income tax expense for the year ended September 30, 2003, was as follows:

	Current	Deferred	Total
U.S. Federal	$ 1,611,076	$ (225,000)	$ 1,386,076
State and local	374,967	(51,000)	323,967
	$ 1,986,043	$ (276,000)	$ 1,710,043

Income tax expense differed from the amounts computed by applying the U.S. federal income tax rate of 34% to pretax income primarily due to dividend deductions, state income taxes, and travel and entertainment expenses.

The tax effects of temporary differences gave rise to deferred tax assets related to accrued expenses and reserves of $228,000.

Note 14. Commitments and Contingent Liabilities

Minimum annual rentals under noncancelable leases for office space which expire through September 2010, exclusive of additional payments which may be required for operating and maintenance costs, are as follows:

Years ending September 30:	
2004	$ 405,857
2005	110,678
2006	113,445
2007	116,281
2008 and thereafter	303,187
	$ 1,049,448

Rental expense charged to operations for the year ended September 30, 2003, was approximately $1,003,545.

Pursuant to the Company's clearing agreement with First Clearing Corporation, the Company is required to maintain a deposit of $500,000 of good and free funds. The deposit requirement was funded subsequent to September 30, 2003.

In the normal course of business, the Company is subject to various litigation and arbitration matters. These matters are vigorously defended and management believes numerous meritorious defenses exist. Management does not believe the eventual outcome of this litigation in the aggregate will have a material adverse effect on the Company's financial statements.

Note 15. Financial Instruments with Off-Balance-Sheet and Market Risk

Customer transactions are introduced to and cleared through clearing brokers. Under the terms of its clearing agreement, the Company is required to guarantee the performance of its customers in meeting contracted obligations. Such transactions may expose the Company to significant off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. In conjunction with the clearing brokers, the Company seeks to control the risks associated with its customer activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines. Compliance with the various guidelines is monitored daily and, pursuant to such guidelines, the customers may be required to deposit additional collateral or reduce positions where necessary.

The Company does not anticipate nonperformance by customers or its clearing brokers. In addition, the Company has a policy of reviewing, as considered necessary, the clearing brokers with which it conducts business.

In addition, the Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at September 30, 2003, at market values of the related securities and will incur a loss if the market value of the securities increases subsequent to September 30, 2003. The Company monitors such risk on a daily basis.

The Company enters into various transactions involving derivatives and financial instruments. These financial instruments include futures and are used to conduct trading activities and are, therefore, subject to varying degrees of market risk. Futures contracts are executed on an exchange and cash settlement is made on a daily basis for market movements. Accordingly, futures contracts generally do not have credit risks. Market risk is substantially dependent upon the value of the underlying financial instruments and is affected by market forces such as volatility and changes in interest rates.

Note 16. Subsequent Event

In October 2003, the Company had purchased 21 common shares into treasury with a value of $478,015.

Note 17. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative net capital method permitted by rule 15c3-1, which requires that the Company maintain net capital equal to an amount not less than $2,500 for each security in which the Company makes a market based on the average number of such markets made by the Company using the 30 days immediately preceding the computation date, not to exceed $1,000,000. The net capital rules may effectively restrict the payment of cash dividends.

At September 30, 2003, the Company had net capital of $4,101,875 which was $3,101,875 in excess of its required net capital of $1,000,000.

Note 18. Reserve Requirements

The Company is subject to the SEC Reserve Requirement for Brokers and Dealers under rule 15c3-3 and the SEC PAIB Reserve Requirement for Brokers and Dealers under Rule 15c3-3. Pursuant to the Company's conversion from a full-service, clearing broker-dealer to a broker-dealer whose customer securities are now cleared through another broker-dealer on a fully disclosed basis, the Company claims exemption from rule 15c3-3 pursuant to provisions of subparagraph (k)(2)(ii) thereof. Residual customer accounts remain on the Company's books and records. Those customer accounts are frozen as to their ability to enter into security transactions. Management is diligently attempting to transfer or liquidate these remaining customer accounts as soon as possible. The Company prepared the computation for determination of reserve requirements under rule 15c3-3 for these customer and PAIB accounts. At September 30, 2003, the Company had $45,000 on deposit in a customer segregated account which was $6,838 in excess of its customer credits over customer debits. The Company also had $45,720 on deposit in a PAIB segregated account which was $10,862 in excess of the required PAIB deposit of $34,858.